Filed Pursuant to Rule 433

Registration No. 333-285413

Final Term Sheet

August 7, 2026

€1,200,000,000

AT&T Inc.

€1,200,000,000 FLOATING RATE GLOBAL NOTES DUE 2028

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	€1,200,000,000 aggregate principal amount of Floating Rate Global Notes due 2028 (the “Notes”).

TRADE DATE:	August 7, 2026

SETTLEMENT DATE (T+6*):	August 17, 2026

MATURITY DATE:	August 17, 2028, at par.

AGGREGATE PRINCIPAL AMOUNT OFFERED:	€1,200,000,000

PRICE TO PUBLIC (ISSUE PRICE):	100.000%

GROSS SPREAD	0.150%

PRICE TO AT&T:	99.850%

NET PROCEEDS:	€1,198,200,000

USE OF PROCEEDS:	AT&T intends to use the net proceeds of this offering to repay a portion of the amounts outstanding under its $17,500,000,000 Delayed Draw Term Loan Credit Agreement (the “Term Loan”) entered into on November 3, 2025 between AT&T, Bank of America, N.A., as agent, and the lenders set forth therein. The amounts outstanding under the Term Loan are comprised of (i) a $3.0 billion 364-day delayed draw term loan facility which matures on July 27, 2027 and (ii) an $11.5 billion two-year delayed draw term loan facility which matures on July 28, 2028.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $410,000 of AT&T’s expenses.

INTEREST RATE:	Applicable EURIBOR Rate (based on the three-month EURIBOR) plus 40 basis points. The interest rate on the Notes will in no event be lower than zero.

INTEREST PAYMENT DATE:	Quarterly on each February 17, May 17, August 17 and November 17 of each year, commencing on November 17, 2026; provided however, that if any such interest payment date would fall on a day that is not a EURIBOR business day (as defined herein), other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding EURIBOR business day, unless the next succeeding EURIBOR business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding EURIBOR business day; and provided further, that if the date of maturity is not a EURIBOR business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity.

DENOMINATIONS:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

INDENTURE AND RANKING	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

OPTIONAL REDEMPTION BY AT&T:	Except in connection with certain tax events, the Notes are not redeemable at AT&T’s option.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

ISIN:	XS3471497480

CUSIP:	00206R NW8

COMMON CODE:	347149748

LISTING:	AT&T intends to apply to list the Notes on the New York Stock Exchange.

FORM/CLEARING SYSTEMS:	The Notes will be issued only in registered, book-entry form. There will be a Global Note deposited with a common depositary for Euroclear Bank SA/NV and Clearstream Banking S.A. for each issue.

STABILIZATION:	FCA/ICMA

DAY COUNT FRACTION:	ACTUAL/360, modified following, adjusted

ISSUER RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: BBB+ (Negative Outlook)

SOLE BOOKRUNNER:	Deutsche Bank AG, London Branch

REFERENCE DOCUMENT:	Prospectus Supplement, dated August 7, 2026; and Prospectus, dated February 28, 2025

A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.

* Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, THE UNDERWRITER OR DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING DEUTSCHE BANK AG, LONDON BRANCH AT 1-800-503-4611.

MiFID II and UK MiFIR - professionals/ECPs-only / No PRIIPs KID or CCI Regulations product summary – Manufacturer target market (MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) or UK CCI Regulations product summary has been prepared as not available to retail in EEA or UK.

This term sheet, the prospectus, the prospectus supplement and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order or (iii) are outside the United Kingdom (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet, the prospectus, the prospectus supplement and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet, the prospectus or the prospectus supplement or any of their contents.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.